Exhibit (a)(24)

D-Gram # 104
Acquisition Update: Bringing the Future Forward

We’re making good progress on the integration plan with Cardinal Health, and the following is an update on our activities. This is part of our ongoing effort to keep you informed, and I welcome your feedback.

First, you may have noticed some increased activity – people collecting data about our business operations and results. This is part of the integration-planning process. We want any and all decisions to be based on the best facts possible. Thus far, we’re just collecting data, so please don’t jump to any conclusions based on these activities, other than that we want to be as thoughtful as possible in this integration. Only after the acquisition is complete will those options lead to decisions that will be based on facts and a true consensus between ALARIS and Cardinal Health.

Second, representatives from Cardinal Health have been and will continue to be frequent visitors to ALARIS facilities. These visits are designed to deepen Cardinal Health’s understanding of our lean manufacturing methods, working capital requirements and other best practices. Working together, we already see opportunities that will help accelerate our combined growth.

Communication Plans

We still plan to complete the transaction with Cardinal Health by the end of this month. To help keep you informed, we’ve installed a link on the front page of ALARISnet entitled Cardinal Health Acquisition News. Click on this link to find information on the acquisition. Updates will be posted regularly. You may use the Submit a Question link to forward your questions to the communications integration team. Although they may not be able to respond to every inquiry, they will summarize common questions and answers on the web site and in other communications.

Additionally, the communications team will soon begin publishing an electronic newsletter focusing on the progress of the integration, information about Cardinal Health, and updates on human resource issues.

Benefit Plans

One of the most common questions we’ve received already is how the acquisition will impact our benefit plans. For U.S. employees, there is no immediate change to the ALARIS Medical Systems Benefits by Design program. Once the acquisition is complete, we’ll work with Cardinal Health to determine when to transition to its programs. Given the complexity of such a transition, the earliest we’d expect to move to Cardinal Health programs would be in January 2005, but that plan has yet to be created, and could change. Like ALARIS, Cardinal Health provides a comprehensive benefit plan designed to meet the needs of employees and their families. We’ll be sure to give you plenty of notice before any change and the information to help you make informed choices.

For non-U.S. operations, just like ALARIS, Cardinal Health maintains a number of different benefits programs based on individual country regulations and practices. Therefore, we are not anticipating any immediate changes for health and welfare programs already in place for our Canada, IBU and Mexico employees.

Job Opportunities

As a part of Cardinal Health, ALARIS employees should enjoy a wider variety of career opportunities. However, it is important to remember that we are not a part of Cardinal Health yet and we don’t yet have in place a system for sharing candidates between the two companies. If you are aware of a position you might be interested in at Cardinal Health, we encourage you to wait until the acquisition has been completed. Cardinal Health will not be able to consider ALARIS employees until that time. We’ll provide more information about the Cardinal Health internal posting practices in an upcoming newsletter.

As you know, financial synergies play a part in any integration like this. While our priority is finding ways to accelerate growth for both companies, over time, we also expect we’ll identify some position redundancies. For affected employees, we will work first to find them new positions in the combined company. In the event people must leave the company, relevant severance benefits will be available, and we will do everything we can to assure the process is fair, respectful and compliant with all applicable laws.

Managing the Transition

It’s natural to have questions during a transition like this. Please feel free to talk to your manager or HR representative. We’ll do our best to get you answers quickly.

Both ALARIS and Cardinal Health believe the acquisition will not only lead to enhanced revenue opportunities as we offer customers a more robust and integrated suite of products and services, but will also enable us to utilize our existing infrastructures in more productive ways. The integration will strengthen our competitive presence, and allow us to more fully execute our Medication Safety Strategy. I look forward to keeping you informed of our progress.

Dave Schlotterbeck

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of ALARIS Medical Systems. Cardinal Health has filed a tender offer statement with the U.S. Securities and Exchange Commission and ALARIS has filed a solicitation/recommendation statement with respect to the Cardinal Health tender offer. Investors and ALARIS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement, as amended, because they contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, as amended, are available to all stockholders of ALARIS at no expense to them. These documents including all amendments are also available at no charge at the SEC’s website at www.sec.gov

The statements contained herein are being provided by management acting only in its capacity as management of ALARIS Medical Systems and by ALARIS Medical Systems acting only in its capacity as an employer, and not by either acting as administrator or as a fiduciary of the 401(k) plan or any other benefit plan. As a result, the statements contained herein are not governed by ERISA.

This communication contains forward-looking statements. Persons reading this communication are cautioned that such forward-looking statements involve risks and uncertainties including without limitation, the effect of legislative and regulatory changes affecting the health care industry, the historic seasonality of ALARIS’ sales, the long sales cycle on large capital equipment sales in North America, the difficulty to precisely predict when hospital capital budgets will permit investment in capital equipment, the potential of increased levels of competition, technological changes, the dependence of ALARIS upon the success of new products (including its proprietary Guardrails® Safety Software, the Medley(TM) Medication Safety System and the Asena® infusion platform) and ongoing research and development efforts including obtaining regulatory approvals, restrictions contained in the instruments governing ALARIS’ indebtedness, and the significant leverage to which ALARIS is subject. These and other risk factors are described in the Securities and Exchange Commission filings of ALARIS Medical Systems, Inc., including Form 10-K for the year ended Dec. 31, 2003, and other filings. ALARIS Medical Systems undertakes no obligation to update or revise any forward-looking statement as a result of new information or future events or developments.